                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                                COMSTOCK BANCORP
                                (Name of Issuer)


                      Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   205667 10 8
                                 (CUSIP Number)


                                Robert N. Barone
                              c/o Comstock Bancorp
                                 P.O. Box 7610
                               Reno, Nevada 89510-7610
                                 (775) 824-7100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 28, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

==============================================================================
CUSIP No. 205667 10 8                13D              Page  2   of   7   Pages
==============================================================================

------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Robert N. Barone
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /  /
                                                                      (b) /  /
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF and OO
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)   /  /
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
------------------------------------------------------------------------------
NUMBER OF            7         SOLE VOTING POWER
SHARES                                         --
BENEFICIALLY        ----------------------------------------------------------
OWNED BY             8         SHARED VOTING POWER
EACH                                         400,068 *
REPORTING           ----------------------------------------------------------
PERSON               9         SOLE DISPOSITIVE POWER
WITH                                            --
                    ----------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                                             400,068 *
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            400,068 *
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /  /
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.83% *
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------------------------
* Does not include 385,000 shares of Comstock Bancorp common stock held by Resource Management, Inc., in which Mr. Robert N. Barone holds a 15% minority interest

==============================================================================
CUSIP No. 205667 10 8                13D              Page  3   of   7   Pages
==============================================================================

------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         The Barone Family 1988 Trust
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /  /
                                                                      (b) /  /
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC and OO
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)  /  /
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
------------------------------------------------------------------------------
NUMBER OF            7         SOLE VOTING POWER
SHARES                                         --
BENEFICIALLY        ----------------------------------------------------------
OWNED BY             8         SHARED VOTING POWER
EACH                                         400,068 *
REPORTING           ----------------------------------------------------------
PERSON               9         SOLE DISPOSITIVE POWER
WITH                                            --
                    ----------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                                             400,068 *
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            400,068 *
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   /  /
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.83% *
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           IN
------------------------------------------------------------------------------
* Does not include 385,000 shares of Comstock Bancorp common stock held by Resource Management, Inc., in which Mr. Robert N. Barone holds a 15% minority interest

     This Amendment No. 1 to Schedule 13D Statement (this "Statement") is filed for the purpose of reporting the acquisition by Mr. Robert N. Barone of 271,700 shares of common stock, par value $.01 per share, of Comstock Bancorp, a Nevada corporation ("Comstock"), pursuant to exercise of options. This Amendment No. 1 is also being filed to report that all of Mr. Barone's shares of Comstock are held by The Barone Family 1988 Trust, of which Mr. Robert N. Barone is trustee, and to report certain events and circumstances described hereinafter.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is amended and supplemented as follows:

     (a). This Statement is being filed by Robert N. Barone and by The Barone Family 1988 Trust. Robert N. Barone and his spouse are trustees of The Barone Family 1988 Trust, a Nevada trust.

     (b), (c) and (f). Mr. Barone's principal occupation is Chairman of the Board of Directors, Chief Executive Officer and Treasurer of Comstock and its wholly owned subsidiary, Comstock Bank. Mr. Barone's business address is 6275 Neil Road, Reno, Nevada 89511. Mr. Barone is a citizen of the United States of America.

     The Barone Family 1988 Trust is a personal trust formed under Nevada law for estate planning purposes by Mr. Robert N. Barone. The address of The Barone Family 1988 Trust is 2495 Manzanita Lane, Reno, Nevada 89509.

     (d) and (e). During the past five years, neither Mr. Barone nor The Barone Family 1988 Trust has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended and supplemented as follows:

     The shares reported herein as having been acquired by Mr. Barone were acquired by exercise of options previously granted to Mr. Barone under stock option plans of Comstock. A total of 271,700 shares of common stock of Comstock were acquired by Mr. Barone by exercise of options.

     Funds for the exercise of options and payment of associated taxes were obtained by Mr. Barone from (i) personal funds, working capital and borrowings from one or more individuals or firms or (ii) margin debt from one or more securities or brokerage firms. The aggregate exercise price paid by Mr. Barone upon exercise of options was approximately $646,985. Taxes paid with respect thereto were approximately $793,975, for total borrowings of approximately $1,500,000 relating to the exercise of options and payment of associated taxes. The original borrowings employed for the purpose of exercising options and paying associated taxes have been partially retired by margin debt or other borrowings from one or more securities or brokerage firms, including Mr. Barone's margin account with Prudential Securities, Pershing and borrowings from Hovde Acquisition, L.L.C., an entity controlled by the principals of Hovde Financial, Inc.

     To the extent permitted by law, the securities or brokerage firms and Hovde Acquisition, L.L.C. have a lien on certain of the shares reported herein as being beneficially owned by Mr. Barone and The Barone Family 1988 Trust. Copies of the agreements setting forth the terms of the borrowings and margin debt are attached hereto as Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is amended and supplemented as follows:

     Robert N. Barone exercised his options for personal financial planning reasons. Mr. Barone and The Barone Family 1988 Trust hold the shares of Comstock common stock for investment purposes.

     As reported in Comstock's Form 8-K Current Report filed with the Securities and Exchange Commission on January 13, 1999 (Commission File No. 0-22391), Comstock and First Security Corporation, a Delaware corporation and bank holding company headquartered in Salt Lake City, Utah, entered into an Agreement and Plan of Reorganization dated as of January 12, 1999. The Agreement and Plan of Reorganization provides that Comstock will, upon receipt of stockholder and regulatory approvals and satisfaction of the other conditions stated in the Agreement and Plan of Reorganization, merge with and into First Security Corporation. First Security Corporation will be the surviving entity in that merger. A copy of the Agreement and Plan of Reorganization is attached hereto as Exhibit 4.1. Hovde Financial, Inc. has acted as financial advisor to Comstock in connection with the pending acquisition by First Security Corporation and will receive compensation therefor.

     Mr. Barone and the other directors of Comstock entered into a Shareholder Voting Agreement with First Security Corporation in connection with execution of the Agreement and Plan of Reorganization. The Shareholder Voting Agreement provides that each of the directors executing the Shareholder Voting Agreement, including Mr. Barone:

     - is required to vote his Comstock common stock in favor of the merger with First Security Corporation;
     - may not sell, agree to sell or grant a proxy to vote any Comstock common stock owned by him or thereafter acquired by him, except for a proxy in favor of First Security Corporation or in favor of the merger; and
     - may not solicit or encourage a competing acquisition proposal or furnish information to or cooperate with a competing bidder for Comstock.

However, the Shareholder Voting Agreement provides that the directors executing the Shareholder Voting Agreement are not required to take any action that would, in the reasonable opinion of their legal counsel, violate any duties imposed by law. The obligations represented by the Shareholder Voting Agreement terminate on the earlier to occur of termination of the Agreement and Plan of Reorganization or consummation of the merger contemplated thereby. A copy of the Shareholder Voting Agreement is included herewith as Exhibit 4.2.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended and supplemented as follows:

     (a). Robert N. Barone and The Barone Family 1988 Trust are the beneficial owners of 400,068 shares (7.83% of the outstanding shares) of common stock of Comstock. The number of shares of common stock beneficially owned by Mr. Barone and The Barone Family 1988 Trust and the percentage of outstanding shares of common stock represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Comstock has 5,108,400 shares of common stock issued and outstanding as of the date hereof.

     Mr. Barone also owns a 15% minority interest in Resource Management, Inc., a privately owned money management firm headquartered in Cleveland, Ohio and doing business under the name "Gelfand/Maxus Asset Management." Mr. Barone's brother, Richard A. Barone, is the controlling stockholder and President of Resource Management, Inc. Resource Management, Inc. owns
385,000 shares of Comstock common stock, or approximately 7.54%. The shares owned by Resource Management, Inc. are not included in Mr. Barone's and The Barone Family 1988 Trust's shares ownership reported herein.

     Each of Mr. Robert N. Barone and The Barone Family 1988 Trust disclaims beneficial ownership of the shares held by Resource Management, Inc. The filing of this Statement shall not be construed as an admission that Mr. Robert N. Barone or The Barone Family 1988 Trust is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any Comstock securities held by Resource Management, Inc.

     (b). As trustee of The Barone Family 1988 Trust, Mr. Barone shares with the other trustee(s) the power to (i) vote or direct the voting of, and (ii) dispose or direct the disposition of the 400,068 shares of common stock reported herein as beneficially owned by him and The Barone Family 1988 Trust.

     (c). A total of 271,700 shares of common stock of Comstock were acquired by Mr. Barone pursuant to exercise of options, as follows:

Number of Shares
Acquired by Option                           Exercise Price
Exercise               Date of Exercise      Per Share
------------------     ----------------      --------------
 11,000                December 28, 1998      $3.352
 95,700                December 28, 1998      $3.436
165,000                December 28, 1998      $1.705

     (d).  Not applicable.

     (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is amended and supplemented as follows:

     Reference is hereby made to the (i) the promissory notes, account agreement and margin agreement included herewith as Exhibits 3.1 through 3.5 and (ii) the Agreement and Plan of Reorganization included herewith as Exhibit 4.1 and the Shareholder Voting Agreement included herewith as Exhibit 4.2.

ITEM 7.   EXHIBITS

     Item 7 is amended and supplemented as follows:


Exhibit 3.1     ---  Cognovit Promissory Note dated December 31, 1998, in the amount of $1,500,000, issued to Umberto P. Fedeli, Jr.

Exhibit 3.2     ---  Cognovit Promissory Note dated December 31, 1998, in the amount of $600,000, issued to Resource Management, Inc., dba Maxus Investment Group, and Stock Pledge Agreement

Exhibit 3.3     ---  General Account Agreement with Prudential Securities,
                     Inc.

Exhibit 3.4     ---  Margin Agreement with Donaldson, Lufkin & Jenrette
                     Securities Corporation's Pershing division

Exhibit 3.5     ---  Promissory Note dated February 9, 1999, in the
                     amount of $500,000, issued to Hovde Acquisition, L.L.C.

Exhibit 4.1     ---  Agreement and Plan of Reorganization and Merger dated as of January 12, 1999 by and between Comstock Bancorp, Comstock Bank, First Security Corporation and First Security Bank of Nevada

Exhibit 4.2     ---  Shareholder Voting Agreement dated as of January 12,
                     1999 by and among First Security Corporation, First Security Bank of Nevada and the directors of Comstock Bancorp

Exhibit 7       ---  Agreement of Joint Filing


                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 18, 1999                   /s/ Robert N. Barone
                                                --------------------
                                                ROBERT N. BARONE


                                                THE BARONE FAMILY 1988 TRUST

                                            /s/ Robert N. Barone
                                                --------------------
                                                ROBERT N. BARONE, TRUSTEE


                                                THE BARONE FAMILY 1988 TRUST

                                            /s/ Diane M. Barone
                                                --------------------
                                                DIANE M. BARONE, TRUSTEE